EXHIBIT 99.1

CANAGOLD RESOURCES LTD.

ANNOUNCES VOTING RESULTS FROM ANNUAL GENERAL MEETING

June 13, 2024 – Vancouver, BC – Canagold Resources Ltd. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA) (the “Company”) announces that at its annual general meeting of shareholders held on June 12, 2024 (the “Meeting”), all directors listed in the Information Circular dated May 9, 2024 were elected. The detailed results are as follows:

Nominee Director	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Sofia Bianchi	93,941,380	99.46	511,258	0.54
Kadri Dagdelen	94,112,959	99.64	339,679	0.36
Michael Doyle	93,913,780	99.43	538,858	0.57
Carmen Letton	94,112,959	99.64	339,679	0.36
Andrew Trow	94,114,959	99.64	337,679	0.36

At the Meeting, the Shareholders of the Company also approved:

•	The appointment of Davidson & Company LLP, Chartered Professional Accountants, as the auditor of the Company for the ensuing year and authorizing the directors to fix their remuneration;

•	A non-binding advisory ordinary resolution on the Company’s approach to executive compensation, as described in the Company’s Information Circular dated May 9, 2024.

A detailed report on the voting results is filed on the Company’s SEDAR+ corporate profile at  www.sedarplus.ca.

About Canagold

Canagold Resources Ltd. is a growth-oriented gold exploration company focused on advancing the New Polaris Project through feasibility and permitting. Canagold is also seeking to grow its assets base through future acquisitions of additional advanced projects. Canagold has access to a team of technical experts that can help unlock significant value for all Canagold shareholders.

On behalf of the Board of Directors

“Catalin Kilofliski”

Catalin Kilofliski

Chief Executive Officer

For further information please contact:

Knox Henderson, VP Corporate Development

Tel: (604) - 416-0337; Cell: (604) 551-2360

Email: knox@canagoldresources.com

Website: www.canagoldresources.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.